September 30, 2010

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re:**   **AlphaTrade.com**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed April 22, 2010**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2010 and**
> **June 30, 2010**
> **Filed May 17, 2010 and August 10, 2010**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **Filed April 22, 2010**
> **File No. 0-25631**

Dear Mr. Muir:

We have reviewed your supplemental response letter dated August 9, 2010 as well as your filings and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Audited Financial Statements – Fiscal Years Ended December 31, 2008 and 2007

Statement of Operations and Other Comprehensive Income (Loss), page F-8

1. We note your response to our prior comment 7 in our letter of June 25, 2010 regarding the need to revise your disclosure in the second and third quarter Forms 10-Q as of June 30, 2008 and September 30, 2008 to more clearly explain in Note 3 – Restatement of Financial Statements the reason for reducing general and administrative expenses during each quarter by $100,000. However, your response to this same comment in our three

prior comment letters dated October 6, 2009, January 29, 2010, and June 25, 2010 has continued to state you will provide us the reason for the $200,000 at some unspecified date in the future. As we previously requested, please tell us and disclose the facts and circumstances surrounding your transactions and the related accounting as soon as possible. We may have further comment upon review of your response.

Exhibits 31 and 32

2. We note your response to our prior comment 8 of our letter dated June 25, 2010 including the revised proposed 302 and 906 certifications previously omitted from your most recent Forms 10-K/A for fiscals 2008 and 2007. Please provide a current date on each of the corresponding certifications and file the newly dated signed certifications as exhibits to amended Forms 10-K/A for fiscal 2008 and 2007, respectively, and submit them on EDGAR as soon as possible.

Form 10-K/Amendment No. 2 for Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 11 – Restated Financial Statements, page F-25

Note 9 - Basic (loss) Per Share, page F-22

3. We note your response to our prior comment 11 of our letter dated June 25, 2010 regarding your representation that the presentation of the second earnings per share amount using comprehensive income will not be shown in future filings. However, we note such presentation in the proposed amended Form 10-K/A for the fiscal year ended December 31, 2007 included with your response. Please remove such presentation within Note 9 and Note 11 of Form 10-K/A in the next amendment and confirm you will comply in future filings.

Form 10-Q, Amendment No. 2, for Fiscal Quarter Ended June 30, 2009

Item 1. Financial Statements

Note 6. Lawsuit Settlements, page 13
Professional Bull Riders, Inc. v. Alphatrade.com

4. We note your response to our prior comment 9 of our letter dated June 25, 2010 regarding 300,000 shares of common stock transferred to PBR as part of a Settlement Agreement dated May 21, 2009. Please tell us and revise your disclosure in future filings to state the fair value amount you assigned these shares.

Form 10-Q, for Fiscal Quarter Ended June 30, 2010

Notes to Financial Statements

Note 10 – Subsequent Events, page 13

5. We note your response to our prior comment 2 of our letter dated June 25, 2010 regarding the $3.2 million one-time death benefit recorded during the fourth quarter of fiscal 2009. Please tell us and disclose in future filings, when settling the liability by issuing shares, how you determined the valuation of your common share at $0.0008. Explain to us why the valuation was reasonable in light of the apparent higher trading prices of your shares around July 6, 2010, the date when you issued them. We may have further comment upon review of your response.

Item 3. Controls and Procedures, page 15

6. We note your response and revised disclosure in future filings relating to our prior comment 3 of our letter dated June 25, 2010 when discussing your internal controls and procedures over financial reporting. In that regard, your disclosure continues to make improper reference to "material information" instead of just saying "information." Further, your disclosure regarding the conclusion of your officers should not refer to the report date on June 30, 2010, but instead you should use the phrase "as of the end of the period covered by the report." Refer to Item 307 of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief